SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 1, 2006



                                 CNOOC Limited

              (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F     X           Form 40-F
                              --------                   -------


       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                       Yes                   No       X
                             -------              ---------


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [LOGO OMITTED]
                                 CNOOC Limited
                 [Company Name in Chinese Characters Omitted]
     (Incorporated in Hong Kong with limited liability under the Companies
                                  Ordinance)
                               (Stock Code: 883)

                         DELAY IN DESPATCH OF CIRCULAR

        DISCLOSEABLE TRANSACTION RELATING TO ACQUISITION OF INTERESTS
                    IN OFFSHORE NIGERIAN OIL MINING LICENSE

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The Company has applied to the Stock Exchange for an extension of time for despatch of the Circular regarding the discloseable transaction, from on or before 31 January 2006 to on or before 21 February 2006.

Shareholders and potential investors should be aware that the implementation of the Acquisition is subject to the conditions to the Sale and Purchase Agreement being fulfilled (or waived, as applicable), and the Acquisition may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the Company's securities.
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Reference is made to the announcement of CNOOC Limited (the "Company") dated 9
January 2006 (the "Announcement") in relation to the discloseable transaction relating to an acquisition of interests in offshore Nigerian oil mining license OML 130 (the "Acquisition"). Unless otherwise defined herein, capitalised terms used herein shall have the meanings ascribed thereto in the Announcement.

According to Rule 14.38 of the Listing Rules, the circular in relation to the Acquisition (the "Circular") is required to be sent to the shareholders of the Company within 21 days after publication of the Announcement, which is, on or before 31 January 2006.

As the Company requires additional time to finalise the Circular, the Company has accordingly applied to the Stock Exchange for an extension of time for despatch of the Circular regarding the discloseable transaction, from on or before 31 January 2006 to on or before 21 February 2006. The Company will despatch the Circular to the shareholders of the Company as soon as possible once it has been finalised.

Shareholders and potential investors should be aware that the implementation of the Acquisition is subject to the conditions to the Sale and Purchase Agreement being fulfilled (or waived, as applicable), and the Acquisition may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the Company's securities.

As at the date of this announcement, the Board comprises the following:

Executive Directors                   Independent non-executive Directors
Fu Chengyu (Chairman)                 Sung Hong Chiu
Luo Han                               Kenneth S. Courtis
Zhou Shouwei                          Evert Henkes
Cao Xinghe                            Tse Hau Yin, Aloysius
Wu Zhenfang                           Lawrence J. Lau
Wu Guangqi
Yang Hua

                                      By Order of the Board
                                      CNOOC Limited
                                      Cao Yunshi
                                      Company Secretary

Hong Kong, 27 January 2006

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By: /s/ Cao Yunshi
                                              -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: February 1, 2006